[Chapman and Cutler LLP Letterhead]

December 23, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on October 8, 2019 (the “Registration Statement”). The Registration Statement relates to the Nasdaq-100 Power Buffer ETF – January (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please confirm that, with exception to the name of the Fund, Cap, and the Outcome Period the disclosure set forth in the Registration Statements, there are no material changes to that which was set forth in the registration statements relating to Nasdaq-100 Power Buffer ETF – October which was effective on October 1, 2019.

Response to Comment 1

With the exception of the name of the Fund, the Cap, the Outcome period, and the changes indicated below, the Fund confirms that the disclosure set forth in the Registration Statement is materially the same to the disclosure set forth in the registration statement relating to the Nasdaq-100 Power Buffer ETF – October.

Comment 2 – General

Please confirm that each Fund will file an amended registration statement disclosing the final Cap within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Fund will be sold prior to disclosure of the final Cap. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 2

Pursuant to Rule 485A of the Securities Act of 1933, the Registration Statement is set to go automatically effective on December 22, 2019. Prior to the effectiveness of the Registration Statement, the Fund will file an amended registration statement that discloses the Fund’s expected Cap range. The Fund will ensure that the amended registration statement will not go effective more than two business days prior to the expected final Cap filing. As such, the Fund will delay the effectiveness of the 485A, and file a registration statement with the respective expected Cap ranges to be effective on December 30, 2019. The Fund notes that the definitive Cap is not available until the market closes on the day prior to the Fund’s launch, December 31, 2019. Accordingly, the Fund intends to file an amended registration statement disclosing its definitive Cap after 5:30 pm E.S.T. on December 31, 2019. The Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 3 – General

In supplemental correspondence to the Staff, confirm how the Fund will disclose its Cap reset at the conclusion of each Outcome Period.

Response to Comment 3

The Fund will disclose the Cap reset at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses the Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, the Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Cap/dates associated with the previous Outcome Period with the Cap/dates associated with the new Outcome Period. Correspondingly, the Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 4 – General

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed during the Fund’s annual update.

Response to Comment 4

The Fund will report its performance information in accordance with the requirements of Form N-1A. The Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31, 2020. It is anticipated that this filing will made on the 120th day (on or about February 28, 2021). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A will be provided as of the end of the most recent calendar year. Pursuant to the requirements of Item 13 of Form N-1A, the Fund will disclose audited financial highlights information as of the end of the fiscal year.

Comment 5 – General

The Staff notes that certain service providers of the Fund (such as transfer agent and the custodian) are contracting with the Fund under the Trust to pay for these services. Explain in supplemental correspondence whether the Fund can be held liable for those expenses in the event of a default by the Adviser. If the Fund can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 5

The Trust, on behalf of the Fund, pays the compensation of the Fund’s service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Fund, pays the Fund’s ordinary operating expenses, including amounts due to the Fund’s service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Fund’s ordinary operating expenses, while the Fund accrues and bears those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Fund’s ordinary operating expenses if the assets of the Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 6 – Additional Information About the Fund’s Principal Investment Strategies

The Staff requests the Fund add additional disclosure to its prospectus (specifically under Item 9) that discloses the Fund’s methodology for the valuation of derivatives for purposes of the determining compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”). Please confirm that the Fund will use market value, rather than notional value, of its respective derivatives positions for determining the compliance with Rule 35d-1 of the 1940 Act, and that such derivatives are valued on a mark-to-market basis where there is a current market for the derivatives or, if traded over-the-counter, are fair valued.

Response to Comment 6

Pursuant to the Staff’s request, the Fund confirms that it will use the market value of any derivatives holdings for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Additionally, as the FLEX Options held by the Fund are exchange-traded, the Fund confirms that they will be valued on a mark-to-market basis. The Fund has revised the section entitled “Fund Investments – Principal Investments – FLEX Options” to include the disclosure set forth below as the fourth paragraph:

The Fund will use the market value of its derivatives holdings for purpose of determining compliance the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing.

Comment 7 – Concentration Policy

The Staff notes the disclosure in the Fund’s Statement of Additional Information regarding its concentration policy. In supplemental correspondence, indicate why the Fund has not added corresponding disclosure in Item 4 that contemplates such concentration policy.

Response to Comment 7

The Fund notes Item 4 of Form N-1A requires that a fund “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Fund added the above-referenced disclosure by the Staff to its Statement of Additional Information pursuant to a comment received from the Staff. The Fund believes that its Item 4 disclosure is adequate under the requirements of Form N-1A, and additional disclosure to contemplate concentration in securities of issuers is not necessary for the Fund given its investments. Further, the Fund has disclosed in its Item 4 and Item 9 risk disclosure the risks of the particular sectors the Fund’s reference asset has significant exposure to, and that the Fund has indirect exposure to by virtue of its FLEX Options, thereby adequately covering the risk profile intended by the form’s requirement.

Comment 8 – General

The Staff requests confirmation that a full registration statement will be filed, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the 1933 Act.

Response to Comment 8

Pursuant to the Staff’s request, the Fund so confirms.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren